EXHIBIT 99.1

Equinor ASA: Information relating to dividend for second quarter 2020

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for second quarter 2020.

Dividend amount: 0.09

Declared currency: USD

Last day including rights: 11 November 2020

Ex-date: 12 November 2020

Record date: 13 November 2020

Payment date: 25 November 2020

Other information: Dividend per share in NOK will be communicated 19 November 2020

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act